UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WOWO LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98212L 101(1)

(CUSIP Number)

Ms. Huimin Wang
No. 777, Jiamusi Road
Yangpu District, Shanghai
People's Republic of China
Telephone: +86 21 2525 9999

With a copy to:

Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*This statement on Schedule 13D (the “Schedule 13D”) constitutes the Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 19, 2015 (the “Original Schedule 13D”), by Ms. Wang Huimin (“Ms. Wang”) and Extensive Power Limited (“Extensive”), with respect to the ordinary shares (“Ordinary Shares”) of Wowo Limited, a Cayman Islands company (the “Issuer”).

This Schedule 13D also represents the initial Schedule 13D filed by Moonlight Vista Limited (“Moonlight”) and Xiao Nan Guo Restaurants Holdings Limited (“XNG”) with respect to the Ordinary Shares of the Company.

**The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer's American Depositary Shares, each representing 18 ordinary shares of the Issuer

CUSIP No. 98212L 101

1.	Names of Reporting Persons Extensive Power Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 291,015,012
	8.	Shared Voting Power
	9.	Sole Dispositive Power 291,015,012
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,015,012
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 19.71%(2)
14.	Type of Reporting Person CO

(2)	Calculated based on the number in Row 11 above divided by 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016.

CUSIP No. 98212L 101

1.	Names of Reporting Persons Huimin Wang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 291,015,012
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 291,015,012
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,015,012
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 19.71%(2)
14.	Type of Reporting Person IN

(2)	Calculated based on the number in Row 11 above divided by 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016.

CUSIP No. 98212L 101

1.	Names of Reporting Persons Moonlight Vista Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,914,880
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 141,914,880
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,914,880
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 9.61%(2)
14.	Type of Reporting Person CO

(2)	Calculated based on the number in Row 11 above divided by 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016.

CUSIP No. 98212L 101

1.	Names of Reporting Persons Xiao Nan Guo Restaurants Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,914,880
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 141,914,880
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,914,880
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 9.61%(2)
14.	Type of Reporting Person CO

(2)	Calculated based on the number in Row 11 above divided by 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016.

Item 1.	Securities and Issuer

With respect to the Original Schedule 13D, Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D (this "Statement") relates to the Ordinary Shares, of Wowo Limited, a company organized under the laws of the Cayman Islands, whose principal executive offices are located at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China.

The Issuer's American depositary shares, each representing 18 Ordinary Shares, are listed on the NASDAQ Global Market under the symbol "JMU" The Reporting Persons (as defined below), however, only beneficially own the Ordinary Shares.

Item 2.	Identity and Background

With respect to the Original Schedule 13D, Item 2 is hereby amended and restated as follows:

(a)	This Statement is being filed jointly by the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Extensive Power Limited, a company incorporated under the laws of Hong Kong Special Administrative Region of the People's Republic of China ("Extensive");

(ii) Huimin Wang, a citizen of the People's Republic of China ("Ms. Wang");

(iii) Moonlight Vista Limited, a company incorporated under the laws of the British Virgin Islands (“Moonlight”); and

(iv) Xiao Nan Guo Restaurants Holdings Limited, a company incorporated under the laws of the Cayman Islands (“XNG”, together with Extensive and Moonlight, “Ms. Wang’s Entities”).

(b)	The principal business address of each of Ms. Wang’s Entities is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong").

The principal business address of Ms. Wang is No.42, No. 777, Jiamusi Road, Yangpu District, Shanghai, People's Republic of China.

(c)	The principal business of Extensive and Moonlight is to hold investments, and the principal business of XNG is to hold investments and operate restaurant chains in China.

The present principal occupation of Ms. Wang is the chairperson and executive director of XNG and a director of the Issuer.

(d)–(e)	During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	see Item 2(a).

Ms. Wang holds a 50% equity interest in Shanghai Zhongmin Investment Management Company ("SZIM"), the general partner of Shanghai Zhong Ju Investment Management Center ("Zhong Ju"). Zhong Ju beneficially owns 111,213,418 Ordinary Shares of the Issuer and has irrevocably appointed Mr. Feng Pan ("Mr. Pan") to act on behalf of it on all matters relating to Zhong Ju, and SZIM has irrevocably waived the right to replace Mr. Pan. If Mr. Pan is incapable of acting as such due to health reasons, resigns or dies, Ms. Wang is designated to appoint another person with the same power as Mr. Pan to act on behalf of SZIM in Zhong Ju (it being agreed that such person cannot be herself). Ms. Wang disclaims beneficial ownership of all shares owned by Zhong Ju.

The Reporting Persons may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Act, with Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (“Sunward”), a company incorporated and existing under the laws of People’s Republic of China, Markland (Hong Kong) Investment Limited (“Markland”, and together with Sunward, “Ms. Zhu’s Entities”), a company incorporated and existing under the laws of Hong Kong, Ms. Xiaoxia Zhu (“Ms. Zhu”), the co-chairperson and chief executive officer of the Issuer and a citizen of the People’s Republic of China, New Field Worldwide Ltd, a company incorporated and existing under the laws of British Virgin Islands (“New Field”), Estate Spring Limited, a company incorporated and existing under the laws of Cayman Islands (“Estate Spring”);Link Crossing Limited, a company incorporated and existing under the laws of British Virgin Islands (“Link”), Blue Ivy Holdings Limited, Link Crossing Limited , a company incorporated and existing under the laws of British Virgin Islands (“Blue Ivy”, and together with New Field, Estate Spring and Link, “Mr. Xu’s Entities”); and Mr. Maodong Xu (“Mr. Xu”), the co-chairperson of the Issuer and a citizen of the People’s Republic of China.

Consequently, The Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by such other members of the group. Although the Reporting Persons do not affirm that such a “group” has been formed, to the extent that such a group exists, this Schedule 13D shall constitute an individual filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act. Ms. Zhu, together with Ms. Zhu’s Entities and Mr. Xu, together with Mr. Xu’s Entities separately filed a Schedule 13D on June 18, 2015 and September 21, 2015, respectively, pursuant to Rule 13d-1(k)(2) of the Act.

The Reporting Persons entered into a Joint Filing Agreement on September 12, 2016 (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration

With respect to the Original Schedule 13D, Item 3 is hereby amended and restated as follows:

The consideration for Extensive’s acquisition of Ordinary Shares in June 2015 was Extensive’s equity interests in Join Me Group (HK) Investment Company Limited, a company incorporated in Hong Kong with limited liability ("JMU").

The source of fund for Moonlight’s acquisition was capital contribution by XNG.

The source of fund for XNG to make such capital contribution was XNG’s internal source and the proceeds XNG received from its issuance of 737,677,000 shares in July 2016.

Item 4.	Purpose of Transaction

With respect to the Original Schedule 13D, Item 4 is hereby amended and restated as follows:

The information set forth in Items 5 and 6 is hereby incorporated by reference in its entirety in this Item 4.

Share Purchase Agreement in 2015

Sunward, Zhong Ju, Junhe Investment Pte. Ltd., Extensive, Global Oriental Development Limited, Asia Global Develop Limited, Markland, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu (collectively, the "JMU Sellers"), the Issuer, and New Admiral Limited, a wholly owned subsidiary of the Issuer, which is a company with limited liability incorporated under the laws of the Cayman Islands ("New Admiral"), entered into a Share Purchase Agreement on June 5, 2015 (the "2015 SPA"), a copy of which is attached hereto as Exhibit 99.2.

Pursuant to the 2015 SPA, the Issuer issued and sold to the JMU Sellers a total of 741,422,780 Ordinary Shares on June 8, 2015, in exchange for which the JMU Sellers transferred all issued and outstanding shares of JMU owned by the JMU Sellers to New Admiral. Following the closing of transaction contemplated under the 2015 SPA, JMU has become a wholly owned subsidiary of New Admiral. The description of the SPA contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Extensive acquired 149,100,132 Ordinary Shares on June 8, 2015 (the "2015 Closing Date") pursuant to the 2015 SPA, and it acquired the Ordinary Shares for investment purposes.

In accordance with 2015 SPA, immediately upon the occurrence of the closing, the board of directors of the Issuer shall include two new directors nominated by Ms. Wang.

Voting Agreement

On June 5, 2015, contemporaneously with the execution of the 2015 SPA, Ms. Wang, Mr. Xu and Ms.Zhu (Ms. Wang, Mr. Xu and Ms.Zhu collectively, the "Key Shareholders") entered into a voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, Ms. Zhu, Ms. Wang and Mr. Xu, respectively, shall be entitled to designate up to two, two and three individuals for the appointment and election of the directors of the Issuer and the Key Shareholders shall be entitled to jointly designate up to three individuals, provided that the Key Shareholders and their controlled affiliates continue to beneficially own the relevant numbers of shares as required thereunder. Each Key Shareholder undertakes, and shall cause his/her controlled affiliate to, vote or execute consents with respect to all Ordinary Shares of the Issuer held or beneficially owned by such Key Shareholder or his/her controlled affiliate, and take all other necessary or desirable action to cause designated individuals to be elected to the board of the Issuer and prevent the removal of designated directors. A copy of the Voting Agreement is attached hereto as Exhibit 99.3. The description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 99.3, which is incorporated herein by reference.

Share Purchase Agreement in 2016

Asia Global Develop Limited, Jade Investments Ventures Limited and Markland (Hong Kong) Planning Limited (collectively, the "Sellers") and Moonlight entered into a Share Purchase Agreement on June 7, 2016 (the "2016 SPA"), a copy of which is attached hereto as Exhibit 99.6. The description of the 2016 SPA contained herein is qualified in its entirety by reference to Exhibit 99.6, which is incorporated herein by reference.

Pursuant to the 2016 SPA, Moonlight acquired from the Sellers a total of 141,914,880 Ordinary Shares on August 31, 2016, 2016 (the “2016 Closing Date”) for a consideration of HK$368,396,837.

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

(d)	Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

With respect to the Original Schedule 13D, Item 5 is hereby amended and restated as follows:

The responses to Item 2, 4 and 6, and rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b)	The aggregate number of the Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by each Reporting Person are set forth below. References to percentage ownerships of the Ordinary Shares in this Statement are based on 1,476,208,670 Ordinary Shares, as reported in the Issuer’s financial results for the second quarter fiscal year 2016 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 22, 2016.

Moonlight. Pursuant to the 2016 SPA, on the 2016 Closing Date, Moonlight acquired and became the beneficial owner of 141,914,880 Ordinary Shares, representing 9.61% of the Issuer’s outstanding Ordinary Shares.

XNG. XNG is the sole shareholder of Moonlight, and thus may be deemed to have beneficial ownership over the Ordinary Shares held by Moonlight.

Extensive. Pursuant to the 2015 SPA, on the 2015 Closing Date, Extensive acquired and became the beneficial owner of 149,100,132 Ordinary Shares.

In addition, Extensive holds approximately 34.7% of XNG’s outstanding equity interests through its wholly-owned subsidiary and is XNG’s largest shareholder. Extensive holds such 34.7% of XNG’s outstanding equity interests as the trustee of The Wang Trust, whose settlor and beneficiary are Ms. Wang. Ms. Wang is the founder, chairperson and chief executive officer of XNG. Consequently, Extensive and Ms. Wang may be deemed to have beneficial ownership over the 141,914,880 Ordinary Shares owned by XNG. Combined with the 149,100,132 Ordinary Shares acquired by Extensive on the 2015 Closing Date. Extensive may be deemed to beneficially own a total of 291,015,012 Ordinary Shares, representing 19.71% of the Issuer’s outstanding Ordinary Shares.

Ms. Wang. Ms. Wang is the sole shareholder of Extensive and as a result, may be deemed to have beneficial ownership over the Ordinary Shares owned by Extensive.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

Other than as set forth herein, to the knowledge of each of the Reporting Persons, no Ordinary Shares are beneficially owned by any of the persons identified in Item 2 of this Statement.

(a)	Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(b)	Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(c)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the Original Schedule 13D, Item 6 is hereby amended and restated as follows:

The information set forth in Items 4 and 5 is hereby incorporated by reference in its entirety in this Item 6.

Registration Rights Agreement

In connection with the 2015 SPA, the Issuer entered into a Registration Rights Agreement dated as of June 8, 2015 with the JMU Sellers, Mr. Xu, New Field Worldwide Ltd, Link Crossing Limited and Blue Ivy Holdings Limited (the "Registration Rights Agreement"), pursuant to which the Issuer granted certain registration rights to the Sellers, Mr. Xu, New Field Worldwide Ltd,  Link Crossing Limited and Blue Ivy Holdings Limited with respect to the Ordinary Shares to be owned by them at the 2015 Closing Date. A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.4.  The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit 99.4, which is incorporated herein by reference.

Lock-Up Agreement

In connection with the SPA, the Issuer entered into a Lock-Up Agreement dated as of the Closing Date, with Ms. Wang (the "Lock-Up Agreement"), pursuant which Ms. Wang agreed with the Issuer not to directly or indirectly offer, pledge, lend, sell, contract to sell, grant any option to purchase, purchase any option or contract to sell, make any short sale, request the Issuer to file a registration statement with respect to, or otherwise dispose of that number of the Ordinary Shares beneficially owned by Ms. Wang as of the 2015 Closing Date (the "Lock-Up Shares") without the prior written consent of the Issuer's board of directors, subject to certain conditions therein. The restrictions on one third of the Lock-Up Shares will be removed on each anniversary of the Closing Date.  A Copy of the Lock-Up Agreement is attached hereto as Exhibit 99.5.  The description of the Lock-Up Agreement contained herein is qualified in its entirety by reference to Exhibit 99.5, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2*:	Share Purchase Agreement, dated as of June 5, 2015, by and among Wowo Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu
Exhibit 99.3*:	Voting Agreement, dated as of June 5, 2015, by and among Xiaoxia Zhu, Huimin Wang and Maodong Xu
Exhibit 99.4*:	Registration Rights Agreement, dated as of June 8, 2015, by and among Wowo Limited , Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center , Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu
Exhibit 99.5*:	Lock-Up Agreement, dated as of June 8, 2015, by and between Wowo Limited and Huimin Wang.
Exhibit 99.6:	Share Purchase Agreement, dated as of June 7, 2016, by and among Asia Global Develop Limited, Jade Investments Ventures Limited, Markland (Hong Kong) Planning Limited and Moonlight Vista Limited

*Previously filed

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The business address for each director and executive officer of Moonlight, Extensive and XNG is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong Special Administrative Region of the People's Republic of China. The name, present principal occupation and citizenship of each director and executive officer of the Reporting Persons are set forth below:

Extensive Power Limited

Name and Position	Present Principal Occupation	Citizenship
Ms. Huimin Wang-Director	Chief Executive Officer of Xiao Nan Guo Restaurant Holdings Limited	People’s Republic of China

Xiao Nan Guo Restaurants Holdings Limited

Name and Position	Present Principal Occupation	Citizenship
Ms. Huimin Wang – Chairlady and Chief Executive Officer	Chief Executive Officer of Xiao Nan Guo Restaurant Holdings Limited	People’s Republic of China
Ms. Wu Wen – Director	N/A	People’s Republic of China
Ms. Xiaoxia Zhu – Director	Chief Executive Officer of Wowo Limited	People’s Republic of China
Ms. Wang Huili - Director	N/A	People’s Republic of China
Mr. Weng Xiangwei – Director	Founder of Shining Capital Management Limited	Hong Kong
Mr. Wang Hairong – Director	N/A	People’s Republic of China
Mr. Lui Wai Ming – Director	Chief Financial Officer of Hosa International Limited	Hong Kong
Dr. Wu Chun Wah – Director	N/A	Hong Kong
Mr. Lijun Lin - Director	Founder of China Universal Asset Management Co, Ltd.	People’s Republic of China

Moonlight Vista Limited

Name and Position	Present Principal Occupation	Citizenship
Ms. Huimin Wang-Director	Chief Executive Officer of Xiao Nan Guo Restaurant Holdings Limited	People’s Republic of China
Ms. Xiaoxia Zhu-Director	Chief Executive Officer of Wowo Limited	People’s Republic of China

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2016

Extensive Power Limited

By:	/s/ Huimin Wang
Name:	Huimin Wang
Title:	Director

Huimin Wang

/s/ Huimin Wang

Moonlight Vista Limited

By:	/s/ Huimin Wang
Name:	Huimin Wang
Title:	Director

Xiao Nan Guo Restaurants Holdings Limited

By:	/s/ Huimin Wang
Name:	Huimin Wang